UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Finjan Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H105

(CUSIP Number)

William R. Royer

c/o HarbourVest Partners LLC

One Financial Center

Boston, Massachusetts 02111

(617) 348-3707

with copies to:

Edward Dutton

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 31788H105

1	NAME OF REPORTING PERSON HarbourVest International Private Equity Partners IV-Direct Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,303,435 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,303,435 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,303,435 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 27,832,485 shares of Common Stock issued and outstanding as of June 24, 2020, as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 23, 2020.

CUSIP No. 31788H105

1	NAME OF REPORTING PERSON HIPEP IV-Direct Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,303,435 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,303,435 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,303,435 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 27,832,485 shares of Common Stock issued and outstanding as of June 24, 2020, as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 23, 2020.

CUSIP No. 31788H105

1	NAME OF REPORTING PERSON HarbourVest Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,303,435 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,303,435 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,303,435 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.46%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 27,832,485 shares of Common Stock issued and outstanding as of June 24, 2020, as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 23, 2020.

CONTINUATION PAGES TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by HarbourVest International Private Equity Partners IV-Direct Fund L.P. (the “Fund”), HIPEP IV-Direct Associates LLC (the “General Partner”) and HarbourVest Partners LLC (“HarbourVest”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) in respect of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc. (the “Issuer”).

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2013 (the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented as follows:

On June 10, 2020, the Issuer, CFIP Goldfish Holdings LLC, a Delaware limited liability company (“CFIP”) and CFIP Goldfish Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of CFIP (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of CFIP (the “Merger”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, CFIP will cause Merger Sub to commence, as promptly as practicable, but in no event later than June 24, 2020, a tender offer (the “Offer”) for all of the issued and outstanding shares of Common Stock at a purchase price of $1.55 per share in cash (the “Offer Price”), without interest and net of withholding taxes. The Merger Agreement further provides that following consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of CFIP. On June 24, 2020, Merger Sub commenced the Offer.

In connection with the Merger Agreement, on June 10, 2020, the Fund entered into a Support Agreement with CFIP and Merger Sub (the “Support Agreement”). Pursuant to the Support Agreement, the Fund agreed (i) to promptly (and in any event not later than five business days after commencement of the Offer) and not withdraw all of its shares of Common Stock beneficially owned by it as of the date of the Support Agreement or that it beneficially owns after such date (such shares, the “Subject Shares”), (ii) that, once the Fund’s Subject Shares are tendered, the Fund will not withdraw or cause to be withdrawn any Subject Shares from the Offer, unless and until the Support Agreement has been terminated, and (iii) not to, unless and until the Merger Agreement is terminated in accordance with its terms, take certain actions, including (A) transfer, agree to transfer, create any lien on, or permit any lien to attach to, the Fund’s Subject Shares, (B) grant a proxy, power-of-attorney or other authorization or consent right with respect to such Supporting Stockholder’s Subject Shares, (C) deposit the Fund’s Subject Shares into a voting trust or enter into a voting agreement with respect to such Subject Shares, or (D) take any other action that would make any representation or warranty within the Support Agreement untrue or else materially impede the Fund from performing its obligations under the Support Agreement. During the period from June 10, 2020 until the termination of the Support Agreement, the Fund further agreed (a) not to tender its Subject Shares in connection with any Alternative Proposal (as defined in the Merger Agreement) or vote its Subject Shares in favor of certain alternative corporate transactions (as more fully described in the Support Agreement), (b) to vote its Subject Shares against any action that would reasonably be expected to prevent or nullify any provision of the Support Agreement, any Alternative Proposal, any change in membership of the Issuer’s board of directors (the “Board”) that is not recommended or approved by the Board and any other action, agreement or transaction that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger and (c) not to take certain actions, including (A) transfer, agree to transfer, create any lien on, or permit any lien to attach to, the Fund’s Subject Shares, (B) grant a proxy, power-of-attorney or other authorization or consent right with respect to the Fund’s Subject Shares, (C) deposit the Fund’s Subject Shares into a voting trust or enter into a voting agreement with respect to such Subject Shares, or (D) take any other action that would make any representation or warranty within the Support Agreement untrue or else materially impede the Fund from performing its obligations under the Support Agreement. The Support Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Fund to CFIP and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration (as defined in the Merger Agreement), and (c) the Effective Time (as defined in the Merger Agreement).

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

4,303,435 shares of Common Stock are owned directly by the Fund and may be deemed to be beneficially owned by the General Partner and HarbourVest because (i) the General Partner is the general partner of the Fund and (ii) HarbourVest is the managing member of the General Partner. Voting and investment power over the securities owned directly by the Fund is exercised by the Investment Committee of HarbourVest. Each of HarbourVest and the General Partner and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares of Common Stock held directly by the Fund. This filing shall not be deemed an admission or affirmation that any such entity or person is a member of a group.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.4	Joint Filing Agreement, dated as of July 8, 2020.

99.5	Support Agreement, dated as of June 10, 2020 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on June 10, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2020

HARBOURVEST PARTNERS, LLC

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST INTERNATIONAL PRIVATE EQUITY PARTNERS IV-DIRECT FUND L.P.
By:	HIPEP IV-Direct Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HIPEP IV-DIRECT ASSOCIATES LLC
By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer